U.S. FDA Approves Number One U.S.-Prescribed

Allergy Treatment Allegra® for Over-The-

Counter Use

- Allegra® family of products to be available

without a prescription across the U.S. this spring allergy season -

Paris, France - January 25, 2011 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and its U.S. Consumer Healthcare Division, Chattem, Inc., announced today that the U.S. Food and Drug Administration (FDA) has approved the Allegra® (fexofenadine HCl) family of allergy medication products for over-the-counter (OTC) use in adults and children two years of age and older. The Allegra® family of products will be available in the United States without a prescription in March 2011.

Over 40 million adults suffer from indoor and outdoor allergies in the United States.1

“Leveraging our U.S. Consumer Healthcare platform to convert prescription medicines to OTC products is a key growth driver for sanofi-aventis to become a diversified healthcare company also in the United States,” said Hanspeter Spek, President, Global Operations, sanofi-aventis. “The approval of Allegra® for OTC use in the U.S. further validates our vision to increase our presence in the U.S. consumer healthcare market.”

In the United States, Allegra®, Allegra-D® 12 Hour, and Allegra-D® 24 Hour are indicated for the relief of symptoms associated with seasonal allergies in patients 12 years of age and older. The Allegra® family of OTC products will be available in drug, grocery, mass merchandiser and club stores nationwide.

About Allergies1, 2

Millions of Americans suffer from allergies. Allergies are caused when a person’s body overreacts to substances called “allergens.” These substances are often referred to as triggers. People can experience allergy triggers anytime throughout the year. Symptoms may include sneezing; runny nose; itchy; watery eyes; and itchy nose or throat. With proper management and patient education, allergy symptoms can be relieved.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit: www.sanofi-aventis.us or www.sanofi-aventis.com.

About Chattem

In March 2010, Chattem, Inc. became a wholly-owned subsidiary of the sanofi-aventis Group; as the consumer healthcare division of sanofi-aventis in the U.S. Chattem is approximately 130 years old and is a leading manufacturer and marketer of branded consumer healthcare products, toiletries and dietary supplements across niche market segments in the United States. For more information, please visit Chattem’s website at www.chattem.com.

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

U.S. Media Contact

Susan Brooks

+1.908.981.6566

Susan.Brooks@sanofi-aventis.com

Corporate Media Contact

Marisol Peron

+33 (0) 1 53 77 45 02

Marisol.Peron@sanofi-aventis.com

References

[1]	“Asthma and Allergy Foundation of America.” Allergy Facts and Figures. Section: Prevalence; Bullet 3. http://www.aafa.org/display.cfm?id=9&sub=30
[2]	“Asthma and Allergy Foundation of America.” Allergy Facts and Figures. Section: Overview. http://www.aafa.org/display.cfm?id=9&sub=30